MGI PROPERTIES

                  CERTIFICATE OF THIRTEENTH AMENDMENT OF SECOND
                    AMENDED AND RESTATED DECLARATION OF TRUST

     The undersigned, a Trustee of MGI Properties (the "Trust"), hereby certifies pursuant to Article XIV, Section 14.3 of the Second Amended and Restated Declaration of Trust (the "Declaration of Trust") that at a special meeting of the Shareholders of the Trust duly called and held on October 14, 1998, in accordance with the Declaration of Trust, at which a quorum was present and voting throughout, pursuant to Section 13.1 of the Declaration of Trust, the holders of Shares of the Trust representing not less than a majority of the total number of votes authorized to be cast by Shares of all classes then outstanding and entitled to vote thereon, voted to amend Section 13.1(b) of the Declaration of Trust to read in its entirety as follows:

     "    (b)    The Trustees shall proceed to wind up the affairs of the Trust and all of the powers of the Trustees under this Declaration of Trust shall continue until the affairs of the Trust shall have been wound up, including the power to fulfill or discharge the contracts of the Trust, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Property to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate its business, including but not limited to the transfer of Trust Property to a liquidating trust or similar entity."

     IN WITNESS WHEREOF, W. Pearce Coues, as Trustee aforesaid, has signed these presents this 14th day of October 1998.


                                     /s/ W. Pearce Coues
                                     ----------------------------------
                                     W. Pearce Coues